UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on candidates nominated by minority shareholders for the Fiscal Council

—

Rio de Janeiro, March 15, 2022 – Petróleo Brasileiro S.A. - Petrobras, under the terms of the Ofício Circular/Anual-2022-CVM/SEP, informs that it has received from common shareholders the nomination of candidates for the Fiscal Council, whose election will take place in the Annual General Meeting of April 13, 2022.

Shareholders FIA Dinâmica Energia and Banclass FIA, both managed by Banco Clássico S.A., have nominated the following candidates:

Candidate Name	Position
Michele Da Silva Gonsales Torres	Member of the Fiscal Council (Main) representing minority common shareholders
Robert Juenemann	Member of the Fiscal Council (Alternate) representing minority common shareholders

Respecting the terms of Instrução CVM 481/09, the candidates' names will be included in the Distance Voting Ballot.

Below is the resume of the nominated candidates:

Michele Da Silva Gonsales Torres. Ms. Michele da Silva Gonsales Torres is a lawyer, a specialist in Business and Corporate Law, a specialist in Compliance by LEC- Legal, Ethics & Compliance, and since 2018 she is a partner at Alves Ferreira e Mesquita Sociedade de Advogados. She has experience in: Corporate Governance; Compliance; Management of Legal Departments; Risk Assessment and Management; Analysis, Drafting and Management of various contracts; Corporate; Legal strategic planning for business structuring; Structuring of operations involving Equity Investment Fund and real estate ventures; Preparation of legal opinions-Compliance, Corporate Law, Capital Markets. Member of the Compliance Committee of the Institute of Lawyers of SP-IASP. Member of the Compliance Commission of the Ordem dos Advogados do Brasil-OAB/SP. Member of the Fiscal Council of Cemig- 2018/2019 and 2020/2022. Member of the Fiscal Council of Light since 2019 (resume available in the current Reference Form of Petrobras).

Robert Juenemann. Mr. Juenemann is a lawyer graduated from the Pontifícia Universidade Católica of Rio Grande do Sul - PUC/RS, in 1988, with post-graduation in Civil Procedural Law from the same institution, in 1995, and post-graduation in Strategic Planning from ESPM/RS, in 1995. Founding partner of Robert Juenemann Advocacia, in 1999; Conflict Mediator certified by CEDR - Center for Effective Dispute Resolution - London, UK, in 2011; Arbitration Specialist by UNISC - Universidade de Santa Cruz, RS, in 2020; Postgraduate student in Tax Law and Procedure - Escola Superior do Ministério Público do Estado do Rio Grande do Sul - 2020; Board Member certified by IBGC, in the exam modality, in March 2016, and renewed certification in March 2020; Fiscal Councilor certified by IBGC, in the probation modality, in October 2020; Member of the Board of Directors of IBGC - Brazilian Institute of Corporate Governance - for three consecutive terms, totaling 5 years, one of them being coordinator of the People Committee and, in the others, member of the Audit Committee; Member of the International Council of Ethical Practices for the Accounting and Auditing Profession (IESBA), body of the International Federation of Accountants and Auditors (IFAC) - from 2016 to 2020; Full Fiscal Councilor of Raia Drogasil S. A., as appointed by PREVI - 2020; Full Fiscal Councilor at AES Tietê Energia S.A., as appointed by BNDES - 2019 and 2020; Alternate Fiscal Councilor at Banco do Brasil S.A. - 2019-2021; Effective Fiscal Director of JBS S. A., appointed by BNDES - 2018; Effective Fiscal Director of Vale S. A. - 2017; Full Fiscal Director of Eletrobrás for three terms - 2013 to 2016; Full Fiscal Director of Eternit - 2015; Full Fiscal Director of CELESC - 2013; Co-author of the Legal Guidance Guide for Directors and Officers, published by IBGC; Member of the review group for the IBGC's Corporate Governance Best Practices Code in the years 2014/2015. (resume available in the current Petrobras Reference Form)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer